FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of January 2008

               Acs Motion Control Ltd. (formerly ACS-Tech80 Ltd.)
                  (Translation of registrant's name in English)

      Ha'mada Avenue, Ramat Gabriel Industrial Park, Migdal Ha'emek, Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached, as an Exhibit to this Report on Form 6-K, is the Registrant's press release dated August 2, 2007, regarding its results for the quarter ended June 30, 2007 which is hereby incorporated by reference herein.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ACS Motion Control Ltd.
                                                     (Registrant)

                                                     By: /s/ Ze'ev Kirshenboim
                                                     -------------------------
                                                     Ze'ev Kirshenboim
                                                     President
                                                     January 2, 2008